Investor

Press Release

Stockholm, February 20, 2004

Notice of Annual General Meeting of Shareholders, March 23, 2004

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on March 23, 2004.

Attachment: Notice of Investor's Annual General Meeting.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

investor

82-34698

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting to be held on Tuesday, March 23, 2004, at 3:00 p.m. at Cirkus, Djurgårdsslätten 43-45, Stockholm, Sweden. Registration for the Meeting will commence at 1:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, March 12, 2004, and

must notify the Company of their intention to attend the Meeting no later than on Wednesday, March 17, 2004, at 1:00 p.m. in writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10, or on the website of Investor AB www.investorab.com, when notification should also be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, March 12, 2004. Shareholders are requested to inform their nominees in good time prior to this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The certificate may not be more than one year old. The power of attorney in the original and the certificate of registration, where applicable, should be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, in good time prior to the Meeting.

Agenda

1. Election of the Chairman of the Meeting.

2. Drawing up and approval of the voting list.

3. Approval of the agenda.

4. Election of two persons to attest to the accuracy of the minutes.

5. Decision on whether proper notice of the Meeting has been made.

6. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

7. The President's address.

8. Report on the work of the Board of Directors, the Audit Committee, the Compensation Committee and the Finance and Risk Committee.

9. Resolutions regarding adoption of the income statement and the balance sheet, as well as of the consolidated income statement and the consolidated balance sheet for the Investor Group.

10. Resolution regarding discharge from liability of the Members of the Board of Directors and the President.

11. Resolution regarding disposition of the Company's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

12. Decisions on the number of Directors and Deputy Directors who shall be appointed by the Meeting.

13. Decisions on the compensation that shall be paid to the Board of Directors and auditors.

14. Election of Members and Deputy Members of the Board of Directors.

15. Proposal for decision to authorize the Board of Directors to decide on purchase and transfer of own shares.

16. Proposal for decision on long-term incentive program for management and other employees.

17. Proposal that the Meeting decides to approve that Investor assent to a proposal regarding, inter alia, change of the voting rights carried by class B-shares issued by Telefonaktiebolaget LM Ericsson.

18. Proposal from The Swedish Shareholders' Association to appoint a Nomination Committee.

19. Request from Amnesty Business Group regarding policy document on human rights.

20. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 11 Dividend and record date

The Board of Directors and the President propose an ordinary dividend to the shareholders of 2.25 Swedish kronor per share and that Friday, March 26, 2004, shall be the record date for receipt of dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Wednesday, March 31, 2004.

Item 15 Purchase and transfer of own shares

The Board of Directors proposes that the Board is authorized, during the period until the next Annual General Meeting, to decide on (i) purchase of the Company's shares on Stockholmsbörsen and purchase according to purchase offerings to shareholders respectively (ii) transfer of the Company's shares on Stockholmsbörsen, or in a manner other than on Stockholmsbörsen including the right to decide on waiver of the shareholders' preferential rights and that payment may be effected other than in cash. Repurchase may take place so that the Company's holding amounts to a maximum of 1/10 of all the shares in the Company. The purpose of the proposed repurchase option is to give the Board of Directors wider freedom of action in the work with the Company's capital structure. The Board's complete proposal for decision will be available at the Company as of Tuesday, March 9, 2004.

Item 16 Long-term incentive program

The Board of Directors proposes that the Meeting approve the decision by the Board of Directors regarding the scope and key principles of Investor's 2004 employee stock option plan and a new share plan for 2004 in accordance with the following.

The Board of Directors may grant a maximum of 1.2 million employee stock options to be allocated among all employees, except certain executive officers, based on position, basic salary and attainment of certain objectives. The employee stock option plan will have the same structure as during the last four years, meaning, inter alia, a seven-year maturity and vesting linked to continued employment during three years. The exercise price amounts to 84.70 Swedish kronor per share, corresponding to 110 per cent of the closing price of the Investor share on 21 January 2004, which was the day after the year-end report of Investor was made public.

Furthermore, the Board of Directors may introduce a combined employee stock option and share plan for certain executive officers (the President and the other five members of the management group). This plan constitutes a part of a contractual remuneration scheme for these executives. The employee stock option part is structured in the same way and on the same terms as for other employees as set out above and comprises a maximum of 230,000 employee stock options. The share part comprises a maximum of 74,000 shares. Vesting is linked to continued employment during three to five years, and the shares will be available after five years, so-called restricted stock. The allocation of shares reduces the allocation of employee stock options compared to previous years.

The intention is not that new shares shall be issued as a result of the employee stock option plan or the share plan or that the Company shall transfer shares to the relevant persons from its treasury stock, if any.

The final implementation of the employee stock option plan and the share plan, respectively, presupposes that the Meeting approves the scope and the key principles of the plans as set out above with a simple majority.

The Board of Directors' complete proposal to the Meeting, including further background information, reasons and information on the estimated financial effects of the plans etc. in accordance with relevant guidelines, will be available at the Company's premises and at the website of the Company no later than two weeks before the Meeting, and will be sent free of charge to those shareholders who have notified their attendance at the Meeting, or so requests from the Company.

Item 17 Voting rights issue in Ericsson

The Board of Directors proposes that Investor, as owner of class A-shares and class B-shares in Telefonaktiebolaget LM Ericsson ("Ericsson"), at the General Meeting of Ericsson, shall approve the proposal to change the voting rights of class B-shares issued by Ericsson. Such proposal has been presented by a group of large owners of class A- and B-shares in Ericsson. The proposal implies that the voting rights for each class B-share is increased from 1/1000 vote to 1/10 vote, while the class A-share maintains one vote. The change of the voting rights is combined with an issue by Ericsson, for each class A-share, of a transferable conversion right, which entitles the holders to convert one class B-share to a class A-share during a limited period of time. If the General Meeting of Ericsson resolves in accordance with the proposal, a number of Swedish institutions with significant holdings of class B-shares have declared that they will offer to acquire conversion rights at a price of 1.10 Swedish kronor per conversion right. However, with respect to Investor and some other owners of a large number of shares of class A, such offer only comprises acquisitions of up to 25 per cent of the conversion rights received by such holders. The proposal presupposes that the General Meetings of Investor and Industrivärden have approved that the proposal may be assented to at the General Meeting of Ericsson and that the Swedish Securities Council (*Sw. Aktiemarknadsnämnden*) declares that the proposal is not contrary to best practice at the stock market. Furthermore, it is presupposed that an advance tax ruling, with the effect that a reduction of the difference in voting rights to 1:10 and the conversion from class B- to class A-shares will not trigger tax, has gained legal force.

The reason for the proposal by the Board of Directors of Investor under this item is that the Board of Directors and management of Ericsson have emphasised that it is of importance to the company that the difference in voting rights between class A-shares and class B-shares is reduced from 1000:1 to 10:1. The current difference in voting rights has been criticised by many Swedish as well as foreign shareholders, and the Board of Directors and management of Ericsson is of the opinion that it is

valuable for Ericsson and its shareholders that the difference in voting rights is reduced as proposed.

If the General Meeting of Ericsson decides in accordance with the proposal and Investor exercises all conversion rights received, Investor's share of the votes of Ericsson will decrease from 38.3 per cent to 19.4 per cent.

Other proposals for decision

Items 12 and 14 Number of Directors and election of the Member of the Board of Directors

Regarding the number of Directors and election of the Members of the Board of Directors, Investor's Nomination Committee, consisting of Claes Dahlbäck, Chairman of the Board, Jacob Wallenberg, the Knut and Alice Wallenberg Foundation, Peter Rudman, Nordea's mutual funds, Lars Isacsson, EB Foundation and Caroline af Ugglas, Skandia, proposes the following:

- 11 Directors and no Deputies.

- The following persons are proposed for *re-election* as Members of the Board: Claes Dahlbäck, Sune Carlsson, Ulla Litzén, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Peter D. Sutherland, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg.

  Election is proposed for Sirkka Hämäläinen, Docent and Professor at the Helsinki School of Economics and Business Administration, Finland. Former Member of the Board of the European Central Bank, Frankfurt, and former Governor and Chairman of the Board of the Bank of Finland (Finland's Central Bank).

Item 13 Compensation to the Board of Directors and auditors

Regarding decisions on compensation to the Board of Directors and auditors, shareholders who jointly represent more than 50 percent of the voting rights for all the shares in the Company, have declared their intention to vote for the following proposals:

- A total compensation to the Board of Directors of 4,725,000 Swedish kronor to be divided as decided by the Board.

- Auditors' fees to be paid upon approval of their invoice.

  At the 2003 Annual General Meeting the registered auditing firms KPMG Bohlins AB, with Carl Lindgren as auditor in charge, and Ernst & Young AB with Jan Birgerson as auditor in charge, were elected as auditors for the period up to the end of the Annual General Meeting in 2007.

... can be accessed at www.investorab.com on the Internet

Item 18 Nomination Committee
The Swedish Shareholders' Association (*Sw: Sveriges Aktiesparares Riksförbund*) has proposed that a Nomination Committee shall be appointed by the Meeting. The committee should consist of three to five members independent of the Company and represent the Company's shareholders at the Meeting. A representative of the smaller shareholders is proposed to be a member of the committee.

Shareholders who jointly represent more than 50 percent of the voting rights for all the shares in the Company, have notified that they intend to call for the rejection of such proposal and instead will propose that the Meeting resolves that the nomination process is arranged so that, during the last quarter of the year, four of the largest shareholders appoint their respective representative (who are not allowed to be Board members in the Company), who, together with the Chairman of the Board, prepare a proposal for the election of Board members which will be submitted to the Annual General Meeting for decision. The proposal includes that the names of the four representatives shall be made public immediately after appointment.

Stockholm, February 2004

The Board of Directors

The President's Address on the Internet
The President's address will be available on Investor's website, www.investorab.com, as of Wednesday, March 24.